1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 22, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2007 INTERIM RESULTS

FINANCIAL HIGHLIGHTS

*    Turnover amounted to RMB36.5 billion, representing an increase of 31% over the same period last year.

*    Profit attributable to equity holders of the Company amounted to RMB6,397 million.

*    The Board of Director of the Company proposes an interim dividend of RMB0.137 per ordinary share (tax inclusive) for 2007 and the proposal will be submitted to the special general meeting of the shareholders for review and approval.

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2007, and would like to express our gratitude on behalf of our staff to our shareholders for their support to the Company.

CORPORATE INFORMATION

1.	Registered name	:	(Chinese Characters)
	Abbreviation of Chinese name	:	(Chinese Characters)
	Name in English	:	Aluminum Corporation of China Limited
	Abbreviation of English Name	:	CHALCO

2.	Registered address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing,
People's Republic of China
100082
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing,
People's Republic of China
100082
	Principal place of business	:	Unit 3103, 31/F., Office Tower,
	in Hong Kong		Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong
	Internet website	:	http://www.chalco.com.cn

3.	Authorised representative	:	Xiao Yaqing
	Company (Board) Secretary	:	Liu Qiang
	Department for corporate	:	Secretarial Office to the Board
information and inquiry
Telephone for corporate
	information and inquiry	:	8610 8229 8150

4.	Places of listing	:	The Stock Exchange of Hong Kong
Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")
Shanghai Stock Exchange
	Name of share	:	CHALCO
	Stock code	:	2600 (HKSE)
ACH (US)
601600 (China)

RESULTS

Turnover of the Group for the six months ended June 30, 2007 amounted to RMB36,528 million, representing an increase of 31.41% over the same period last year. The profit attributable to equity holders of the Company amounted to RMB6.397 billion, representing a decrease of 5.15% over the same period last year. Earnings per share attributable to the equity holders of the Company was RMB0.53.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT JUNE 30, 2007
(Amounts expressed in thousands of RMB)

		June 30,	December 31,
		2007	2006
	Note	RMB'000	RMB'000

ASSETS

Non-current assets
Intangible assets		2,498,350	716,145
Property, plant and equipment		55,317,037	48,553,088
Land use rights		788,787	733,056
Interests in jointly controlled entities		575,794	575,794
Interests in associates	3	461,321	1,273,226
Available-for-sale financial assets		25,626	18,182
Deferred tax assets		740,965	406,915
Other non-current assets		401,074	-

		60,808,954	52,276,406

Current assets
Inventories		10,665,992	9,036,382
Accounts receivable, net	4	2,741,030	2,026,162
Other current assets		1,728,020	1,862,591
Financial assets at fair value through profit or loss		61,345	-
Bank balances and cash		16,396,998	12,802,775

		31,593,385	25,727,910

Total assets		92,402,339	78,004,316

EQUITY

Capital and reserves attributable to equity holders of the Company
Share capital	5	12,886,608	11,649,876
Other reserves		18,659,312	15,361,193
Retained earnings		24,326,578	17,213,665

		55,872,498	44,224,734
Minority interest		3,393,71	3,541,192

Total equity		59,266,216	47,765,926

LIABILITIES

Non-current liabilities
Borrowings		13,289,000	8,480,736
Deferred tax liabilities		188,548	197,070
Other non-current liabilities		119,90	-

		13,597,453	8,677,806

Current liabilities
Accounts payable	6	2,738,791	2,887,473
Provisions for other charges and liabilities		5,879,752	6,870,633
Current income tax liabilities		1,055,135	1,704,509
Borrowings		9,864,992	10,097,969

		19,538,670	21,560,584

Total liabilities		33,136,123	30,238,390

Total equity and total liabilities		92,402,339	78,004,316

Net current assets		12,054,715	4,167,326

Total assets less current liabilities		72,863,669	56,443,732

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2007 (Amounts expressed in thousands of RMB, except for per share data)

Six months ended June 30,
		June 30,	December 31,
		2007	2006
	Note	RMB'000	RMB'000

Sales	7	36,527,917	27,797,017
Cost of goods sold	7	(26,008,304)	(16,672,321)

Gross profit		10,519,613	11,124,696

Other gains, net	7	151,713	186,493
Selling and distribution expenses		(482,492)	(409,994)
General and administrative expenses		(1,035,799)	(1,006,614)
Research and development expenses		(40,745)	(40,890)

Operating profit		9,112,290	9,853,691
Finance costs	8	(410,480)	(321,791)

Operating profit after finance costs	9	8,701,810	9,531,900
Share of profit of associates		149,699	33,337

Profit before income taxes		8,851,509	9,565,237
Income taxes	10	(1,694,791)	(2,563,470)

Profit for the period		7,156,718	7,001,767

Attributable to:
Equity holders of the Company		6,396,641	6,743,648
Minority interest		760,077	258,119

		7,156,718	7,001,767

Basic earnings per share for profit
attributable to the equity holders
of the Company	11	RMB0.53	RMB0.60

Dividends	12	1,932,991	2,190,177

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2007 (Amounts expressed in thousands of RMB)

	Minority	Total
Attributable to equity holders of the Company	interest	equity
			Statutory	Statutory	Discretionary
	Share	Capital	surplus	public	surplus	Retained
	capital	reserve	reserve	welfare fund	reserve	earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balance at January 1, 2007	11,649,876	10,009,225	5,343,414	-	8,554	17,213,665	44,224,734	3,541,192	47,765,926
Issuance of new shares (Note 5)	1,236,732	6,925,698	-	-	-	-	8,162,430	-	8,162,430
Share issuance expenses	-	(150,000)	-	-	-	-	(150,000)	-	(150,000)
Acquisitions of subsidiaries (Note 3)	-	(2,761,307)	-	-	-	-	(2,761,307)	(830,205)	(3,591,512)
Profit for the period	-	-	-	-	-	6,396,641	6,396,641	760,077	7,156,718
Dividend declared (Note 12)	-	-	-	-	-	-	-	(77,346)	(77,346)
Adjustment to surplus reserve (Note 5)	-	-	(707,718)	-	(8,554)	716,272	-	-	-

Balance at June 30, 2007	12,886,608	14,023,616	4,635,696	-	-	24,326,578	55,872,498	3,393,718	59,266,216

Balance at January 1, 2006	11,049,876	6,218,756	2,061,686	1,962,173	-	11,351,948	32,644,439	1,560,455	34,204,894
Transfer	-	-	-	(1,962,173)	1,962,173	-	-	-	-
Issuance of new shares	600,000	3,902,492	-	-	-	-	4,502,492	-	4,502,492
Share issuance expenses	-	(112,043)	-	-	-	-	(112,043)	-	(112,043)
Capital contributions	-	-	-	-	-	-	-	582,480	582,480
Profit for the period	-	-	-	-	-	6,743,648	6,743,648	258,119	7,001,767
Dividend declared	-	-	-	-	-	(2,364,673)	(2,364,673)	(97,315)	(2,461,988)

Balance at June 30, 2006	11,649,876	10,009,205	2,061,686	-	1,962,173	15,730,923	41,413,863	2,303,739	43,717,602

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2007 (Amounts expressed in RMB unless otherwise stated)

1	Basis of preparation

The unaudited condensed interim consolidated financial information is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed interim consolidated financial information should be read in conjunction with the 2006 annual financial statements for the year ended December 31, 2006.

The Group adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the People's Republic of China (the "PRC") on February 15, 2006 (the "new PRC GAAP") since January 1, 2007. According to relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon the first-time adoption. Pursuant to the relevant provisions in the PRC laws and financial regulations, the Group is required to transfer 10% of the profit after taxation to the statutory reserve until the balance reaches 50% of its paid-up share capital while the new PRC GAAP no longer permits share of statutory reserves of subsidiaries at consolidation level.

The unaudited condensed interim consolidated financial information was approved by the Board of Directors for issue on August 20, 2007.

2	Significant accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2006.

The following new standard, amendment to standard and interpretation which are applicable to the Group are mandatory for the financial year ending December 31, 2007.

*

Hong Kong Financial Reporting Standard ("HKFRS") 7, Financial Instruments: Disclosures and a complementary amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from annual periods beginning on or after January 1, 2007). HKFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under HKFRS. The amendment to HKAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting HKFRS 7 and the amendment to HKAS 1 on the financial statements of the Group.

*

HK(IFRIC) Interpretation 10, Interim Financial Reporting and Impairment (effective from annual periods beginning on or after November 1, 2006). This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there was no significant impact from adopting HK(IFRIC) Interpretation 10 on the financial statements of the Group.

3	Business combination and acquisition of minority interest

Business combination

On April 24, 2007, the Company acquired 72% of the share capital of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum"), a company listed on the Shanghai Stock Exchange ("SHEx") and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 631,931,739 shares to exchange shares owned by other shareholders of Lanzhou Aluminum. Upon the effective of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The acquired business contributed revenues and net profit of approximately RMB723 million and RMB314 million to the Group, prior to intra-group elimination, for the period from the date of acquisition to June 30, 2007. If the acquisition occurred on January 1, 2007, the acquired business contributed revenues and net profit of approximately RMB1,818 million and RMB462 million to the Group, prior to intra-group elimination. On such basis, consolidated revenue and net profit for the six months ended June 30, 2007 would have been approximately RMB36,456 million and approximately RMB7,263 million, respectively.

Details of net assets acquired and goodwill are as follows:

RMB'000

Fair value of purchase consideration (Note a)	4,170,749
Fair value of proportional net
identifiable assets acquired (Note b)	(2,400,060)

Goodwill (Note c)	1,770,689

Notes:

(a)	It is the estimated fair value of purchase consideration based on best estimates of Directors.

(b)	The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:

RMB'000

Cash and cash equivalents	313,662
Property, plant and equipment	5,739,957
Land use rights	78,150
Available-for-sale financial assets	5,000
Inventories	823,792
Receivables	766,983
Other current assets	19,380
Deferred tax assets	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)

Net identifiable assets (excluding minority interest)	3,333,418

Percentage of interest acquired	72%

Fair value of proportional net identifiable assets acquired	2,400,060

Cash and cash equivalents in subsidiary acquired	313,662

(c)	Goodwill arising from this acquisition is attributable to the high profitability of the acquired business and the significant synergies anticipated to arise after the acquisition.

Acquisition of minority interest

On April 24, 2007, the Company also acquired remaining 28.57% of the share capital of Shandong Aluminum Industry Co., Limited ("Shandong Aluminum"), a company listed on the SHEx. The Company issued 604,800,000 shares to exchange shares owned by the other shareholders of Shandong Aluminum. Upon the effective of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

An assessment of fair value of purchase consideration is made based on best estimate of Directors. The difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity amounting to approximately RMB2,761 million.

The cost of acquisition has been determined provisionally as the valuation on cost of business combination/acquisition has not been completed. The Company is in the process of making further assessment to assign fair values to acquirees' identifiable assets, liabilities or contingent liabilities or determine the cost of the combination or acquisition.

4	Accounts receivable, net

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Trade receivables	685,010	671,178
Trade receivables from related parties	398,570	254,232

	1,083,580	925,410

Less: Provision for impairment	(472,046)	(468,978)

	611,534	456,432

Bills receivable (Note (a))	2,129,496	1,569,730

	2,741,030	2,026,162

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted.

The aging analysis of trade receivables, net of provision made, was as follows:

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Within 1 month	356,656	304,522
Between 2 and 6 months	178,063	113,671
Between 7 and 12 months	41,488	8,552
Between 1 and 2 years	10,521	10,627
Over 2 years	24,806	19,060

	611,534	456,432

Note:

(a)	Bills receivable are bills of exchange with maturity dates within six months.

5	Share capital and surplus reserves

Group and the Company
	Number of	Share
	shares	capital
		RMB'000

As of January 1, 2007	11,649,876,153	11,649,876
Issuance of shares	1,236,731,739	1,236,732

As of June 30, 2007	12,886,607,892	12,886,608

As of June 30, 2007, all issued shares are registered and fully paid, divided into 12,886,607,892 shares (December 31, 2006: 11,649,876,153 shares) of RMB1.00 each, comprising 8,942,641,924 A shares and 3,943,965,968 H shares (December 31, 2006: 7,705,910,185 domestic shares and 3,943,965,968 H shares).

On April 24, 2007, the Company issued 1,236,731,739 A shares, representing approximately 10.62% of the existing issued shares of the Company, to acquire 72% of the share capital of Lanzhou Aluminum and 28.57% of the share capital of Shandong Aluminum, respectively. These A shares were then listed on the SHEx on April 30, 2007. Of the newly issued A shares, 1,148,077,357 shares can be freely traded while the remaining shares can only be traded after lock-up periods.

The Group adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the People's Republic of China (the "PRC") on February 15, 2006 (the "new PRC GAAP") since January 1, 2007. According to relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon the first-time adoption. Pursuant to the relevant provisions in the PRC laws and financial regulations, the Group is required to transfer 10% of the profit after taxation to the statutory reserve until the balance reaches 50% of its paid-up share capital while the new PRC GAAP no longer permits share of statutory reserves of subsidiaries at consolidation level. Hence, an additional adjustment on the transfer is made in the current period.

6	Accounts payable

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Trade payables	2,701,323	2,651,048
Trade payables to related parties	37,458	188,415

	2,738,781	2,839,463
Bills payable (Note (a))	10	48,010

	2,738,791	2,887,473

The aging analysis of trade payables was as follows:

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Within 1 month	1,825,615	2,306,560
Between 2 and 6 months	682,785	434,248
Between 7 and 12 months	121,217	871
Between 1 and 2 years	52,203	46,348
Between 2 and 3 years	6,593	5,557
Over 3 years	50,368	45,879

	2,738,781	2,839,463

Note:

(a)	Bills payable are repayables within six months.

7	Sales, other gains and segment information

The Group is principally engaged in the production and sale of alumina and primary aluminum in the PRC. Revenues recognized during the period are as follows:

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Sales
Sales of goods, net of value-added tax	36,043,996	27,400,625
Sales of scrap and other materials	180,288	153,633
Supply of electricity, heat, gas and water	217,056	171,962
Rendering of services (Note (a))	86,577	70,797

Total sales	36,527,917	27,797,017

Expenses related to sales	(25,507,391)	(16,275,865)
Expenses related to other revenues (Note (b))	(500,913)	(396,456)

Total cost of goods sold	(26,008,304)	(16,672,321)

	10,519,613	11,124,696

Other gains
Interest income	77,043	74,093
Government subsidies	270	-
Fair value gain on investments, net	74,691	112,411
Others	(291)	(11)

	151,713	186,493

Sales and gains, net	10,671,326	11,311,189

Note:

(a)	Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

(b)	Expenses related to other revenues mainly include the cost of scrap and other materials sold, costs incurred in the supply of electricity, heat, gas and water and costs of services rendered.

Primary reporting format - business segments The Group is principally engaged in two main business segments:

*	Alumina segment	-	comprising mining and processing of bauxite into alumina and the associated distribution activities

*	Primary aluminum segment	-	comprising production of primary aluminum and the associated distribution activities

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business, are grouped under the corporate and other services segment.

Six months ended June 30, 2007
			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	11,773,893	23,681,759	588,344	-	36,043,996
Inter-segment sales	6,093,574	-	-	(6,093,574)	-

	17,867,467	23,681,759	588,344	(6,093,574)	36,043,996

Segment results	4,881,967	4,532,277	(34,971)	(17,945)	9,361,328

Unallocated expenses					(249,038)
Finance costs					(410,480)
Share of profit of
associates	-	149,699	-	-	149,699

Profit before income taxes				8,851,509
Income taxes					(1,694,791)

Profit for the period					7,156,718

Six months ended June 30,2006
		Primary	Corporate and	Inter-segment
	Alumina	aluminum	other services	elimination	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	14,620,318	12,550,727	229,580	-	27,400,625
Inter-segment sales	5,020,629	-	-	(5,020,629)	-

	19,640,947	12,550,727	229,580	(5,020,629)	27,400,625

Segment results	8,635,848	1,566,008	(34,463)	(98,778)	10,068,615

Unallocated expenses					(214,924)
Finance costs					(321,791)
Share of profit of associates	-	33,337	-	-	33,337

Profit before income taxes					9,565,237
Income taxes					(2,563,470)

Profit for the period					7,001,767

Secondary reporting format - geographical segments

Substantially all operations of the Group are carried out in the PRC where the related assets are located. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

8	Finance costs

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Total finance costs incurred	541,348	422,550
Less: Interest being capitalized in construction-in-progress	(129,476)	(106,821)

	411,872	315,729
Add: Exchange (gain) / loss, net	(1,392)	6,062

	410,480	321,791

9	Expenses charged (credited) to the unaudited condensed interim consolidated income statement

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Depreciation on property, plant and equipment	2,043,128	1,590,198
Operating lease rentals in respect of land and buildings	192,445	193,184
Amortization of land use rights	22,419	10,952
Amortization of mining rights	14,135	10,882
Loss on disposal of property, plant and equipment	2,594	3,851
Provision for / (Provision reversal) of slow-moving and obsolete inventories	1,664	(363)

10	Taxation

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Current taxation:
PRC enterprise income tax	2,067,014	2,610,362
Over-provision in prior periods	(42,448)	(47,329)
Deferred tax	(329,775)	437

	1,694,791	2,563,470

The current PRC enterprise income taxes of the Group have been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches of the Group located in special regions of the PRC were granted tax concessions including, paying preferential tax rate of 15% for a period of 10 years, exempting from PRC income tax for the first 5 years and a 50% reduction thereafter, exempting from income tax for the first year and a 50% reduction thereafter, etc. Moreover, the Group also enjoyed incentive in the form of tax credit given by the relevant tax authorities in respect of domestically manufactured production equipment purchased. For the six months ended June 30, 2007 and 2006, the Group's weighted average effective tax rate was appropriately 19.15% and 26.80%, respectively. The decrease in the effective tax rate is mainly attributable to the enterprise income tax credit obtained from the purchase of domestically manufactured production equipment, and preferential income tax rate of 15% enjoyed from the acquisitions of Zunyi Aluminum and Lanzhou Aluminum, which were located in the western region of the PRC.

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the currently applicable tax rate of 33%. For certain branches in the Company which are applying 15% tax rate, the tax rate will gradually increase to 25%. The new CIT Law has an impact on the deferred tax assets and liabilities of the Group. As there is still no detailed implementations rulings released, the Group adjusted deferred tax balances as of June 30, 2007 based on their best estimates and will continue to assess the impact of such new law in the future.

Deferred tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

11	Earnings per share

The calculation of basic earnings per share for the six months ended June 30, 2007 and June 30, 2006 is based on the profit attributable to the equity holders of the Company for the six months ended June 30, 2007 and 2006 of RMB6,397 million and RMB6,744 million and the weighted average outstanding number of 12,114,504,652 shares and 11,217,089,268 shares in issue during the period, respectively.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

12	Dividends

The 2005 final dividends of approximately RMB2,365 million were paid in May 2006.

A 2006 final dividend of RMB0.115 (2005 final: RMB0.21) per ordinary share, totaling RMB1,482 million was declared and approved by shareholders on July 10, 2007, and was fully paid before July 30, 2007.

An interim dividend of RMB0.137 (2006 interim: RMB0.188) per ordinary share, totaling approximately RMB1,765 million in respect of the six months ended June 30, 2007 was declared at the Board Meeting held on August 20, 2007. In addition, on the same date, a special dividend of RMB0.013 per ordinary share totaling approximately RMB168 million was declared out of the 2006 retained earnings of Lanzhou Aluminum and Shandong Aluminum. As the 2006 final dividends declared by the Company have included the share of 2006 profit on these two entities, the distributable amount of such dividends are computed based on the minority share portions of retained earnings of these two acquirees. The proposals above are subject to the approval at the shareholders' meeting.

13	Events occurring after the balance sheet date

The Company and Baotou Aluminum Co., Ltd. ("Baotou Aluminum") entered into a merger agreement on July 20, 2007. The Company will issue 637,880,000 A shares in exchange for all the shares of Baotou Aluminum. Such a transaction is now pending approvals from the shareholders of the Company, China Securities Regulatory Commission and other relevant regulatory authorities.

SUPPLEMENTARY INFORMATION

Significant differences between HKFRS and accounting principles generally accepted in the United States

The unaudited condensed interim consolidated financial information has been prepared in accordance with HKFRS which may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP").

Major and significant differences, which affect net income and equity, include the following:

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under the acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under US GAAP, the new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Recognition of excess of interest in the net fair value of net assets acquired over cost

Excess of interest in the net fair value of net assets acquired over cost arise from business combination or acquisition. Under HKFRS, the identification and measurement of acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Any excess remaining after reassessment is recognized in income statement immediately. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to non-current assets (with certain exceptions). Any remaining excess is recognized in the income statement immediately as an extraordinary gain.

(c)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(d)	Fair value of cost of acquisitions

In November 2006, the Company entered into agreements with Lanzhou Aluminum and Shandong Aluminum in acquiring the remaining share capital from their respective shareholders. On April 24, 2007, the Company acquired 72% and 28.57% of share capital of Lanzhou Aluminum and Shandong Aluminum through issuing A shares. Such A shares were then listed on the SHEx on April 30, 2007. Under HKFRS, fair value of cost of acquisition was determined using the estimated fair value of the instrument at the date of exchange. Under US GAAP, such fair value is determined when the terms of acquisition are agreed to and announced.

Accordingly, balance of goodwill and related adjustment to equity (See (e) below) are different between HKFRS and US GAAP.

(e)	Acquisition of minority interest of a subsidiary

Prior to 2007, the Company held 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest of this subsidiary. Under HKFRS , such an acquisition does not qualify a business combination and any difference between consideration paid and the proportionate share of book value of net assets acquired is accounted for as equity. Under US GAAP, the proportionate share of net assets acquired is adjusted for fair value before determining the amount of goodwill.

Accordingly, balance of goodwill and the related impact of depreciation and amortization expenses between HKFRS and US GAAP on income statement is different.

(f)	Minority interest

Under HKFRS, minority interest is included as a component of equity and profit and loss attributable to minority interest is included as a component of the Company's total net income. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(g)	Income tax effect of US GAAP adjustments

Under US GAAP, deferred taxes relating to the reversal of the property, plant and equipment revaluation, mining rights and the recognition of excess of interest in the net fair value of net assets acquired over cost are recognized.

Change in accounting policy

In the current period, the Group has changed their accounting policy following their adoption of the new FASB Interpretation ("FIN") below, which are relevant to their operations.

*	FIN 48	Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109

FIN 48 prescribes the recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. Management considered there was no significant impact from adopting FIN 48 on the financial information of the Group.

INTERIM DIVIDEND

The Board proposes an interim dividend of RMB0.137 per ordinary share (tax inclusive) in respect of the six months ended June 30, 2007, totaling RMB1.765 billion, calculated on the basis of 12,886,607,892 shares in issue as of June 30, 2007. The proposed interim dividend will be considered at a Special General Meeting of shareholders.

SPECIAL DIVIDEND

The Company's merger with Shandong Aluminum and Lanzhou Aluminum was completed on April 24, 2007 and the new Chalco A shares were listed on the Shanghai Stock Exchange on April 30, 2007. As none of Shandong Aluminum and Lanzhou Aluminum had declared any dividends in 2006, the Company intends to distribute the undistributed profits of Shandong Aluminum and Lanzhou Aluminum for 2006 by way of special dividend. Given that a final dividend for 2006 has been paid to the interests attributable to the Company based on its shareholdings respectively in both companies, the proposed special dividend is the share of the retained earnings of the minority interest of these two companies acquired, which is proposed to be made to the shareholders at RMB0.013 per ordinary share (tax inclusive) in cash totaling approximately RMB167,526,000. The proposal for payment of special dividend will be submitted to a special general meeting of the Company for consideration and approval.

MARKET REVIEW

Primary Aluminum

In the first half of 2007, both international and domestic primary aluminum markets maintained the growth momentum as of last year, with increasing consumption demand and prices lingering at a high level. In the first half of 2007, the average price of three-month primary aluminum futures on the London Metals Exchange was US$2,773 per tonne, representing an increase of 8.2% from the same period last year. The average price of three-month primary aluminum futures on the Shanghai Futures Exchange was RMB19,800 per tonne, representing a decrease of 4.7% from the same period last year.

In the first half of 2007, the global production and consumption for primary aluminum grew rapidly. The global output of primary aluminum amounted to 18.45 million tonnes while the consumption of primary aluminum amounted to 18.53 million tonnes, representing a year-on-year increase of 12.2% and 10.7% respectively as compared to the same period last year. The demand and supply of primary aluminum continued to increase rapidly in China. The domestic consumption of aluminum accelerated since the 4th quarter of 2006. In the first half of 2007, the domestic output of primary aluminum amounted to 5.86 million tonnes, representing a year-on-year increase of 36.6%. The consumption of primary aluminum amounted to 5.6 million tonnes, representing a year-on-year increase of 40.0% which marks the rapidest growth in the recent years.

Alumina

In the first half of 2007, due to the impact of the strike of the Guinea mining workers and the increase in the winter reserves of PRC domestic aluminum enterprises, both international and domestic alumina prices gradually rebounded. In April 2007, alumina price reached US$423 and RMB4,000 per tonne, respectively, in the international market and domestic market. However, with the rapid growth in terms of capacity and output of domestic alumina production, PRC's procurement in the international market has experienced a significant decrease. The overseas alumina has maintained a relatively stable price since the 2nd quarter, ranging from US$340 to US$360 per tonne. In the first half of 2007, the average spot price of alumina of the Company was approximately RMB3,543 per tonne.

In the first half of 2007, global alumina production amounted to 36.02 million tonnes with a consumption of 35.84 million tonnes, representing year-on-year increases of 9.2% and 11.4% respectively. During the same period, domestic alumina supply increased due to the establishment of a number of domestic alumina enterprises that are not related to the Group. In the first half of 2007, China produced 9.42 million tonnes of alumina, representing a year-on-year increase of 58.3%; China imported 2.66 million tonnes of alumina, representing a year-on-year decrease of 20.1%. As affected by the noticeable increase of domestic primary aluminum production, the domestic alumina demand also increased considerably, with a consumption of 12.20 million tonnes, representing a year-on-year increase of 40.3%.

BUSINESS REVIEW

In the first half of 2007, the Group formulated effective measures in accordance with the annual target for production and operation, enterprise development, energy saving and consumption reduction while putting more efforts in fundamental management. As a result, the Group continues to achieve record growth in operating results in the first half year.

1.

The Group operated effectively and stably in production while optimizing the production order and technical and economic indices on a continual manner. In line with safe production and management, the Group carefully implemented its production plans with elaborate organization and close cooperation to ensure the effective and stable operation of equipment. Satisfactory results were achieved in production volume. During the first half of this year, the production volume of alumina amounted to 4.84 million tonnes, representing an increase of 11.8% over the corresponding period of last year. The production of alumina chemicals, namely alumina hydrate and multi-variety alumina, reached 500,000 tonnes, remains almost unchanged as compared with last year. The production of primary aluminum amounted to 1.33 million tonnes (inclusive of 138,000 tonnes being the total production of Jiaozuo Wanfang Aluminum Company Ltd., in which the Company holds 29% stake; and 36,000 tonnes of recycled aluminum), representing an increase of 70.5% over the corresponding period of last year.

2.

Through the innovative merger of Shandong Aluminum and Lanzhou Aluminum with the Company, the Group realized the strategic listing of its A shares. On April 24, 2007, the Company issued 1.237 billion A shares and completed the share exchange of Shandong Aluminum and Lanzhou Aluminum with the Company. The A shares of the Company were listed on the Shanghai Stock Exchange on April 30, 2007. Through the share exchange, the share reforms to Shandong Aluminum and Lanzhou Aluminum were completed and at the same time, the Group successfully returned to the domestic A share capital market, which improved the capital operations platform of the Company and optimized the effects of resources allocation and strategic synergy of the Company.

3.	The Group has successfully accomplished the following capital operational programmes:

*

In June 2007, the Company successfully issued the short-term bonds with a total principal amount of RMB3 billion at a par value of RMB100 each in the domestic market, bearing an annual coupon interest rate of 3.55% and a maturity period of 1 year, The issuance of the short-term bonds has raised net proceeds of approximately RMB2.988 billion.

*

In June 2007, the Group issued 10-year corporate bonds for a principal amount of RMB2 billion with a par value of RMB100 each, bearing a coupon interest rate of 4.50% per annum. The proceeds were mainly used for renovation and expansion of the Group's alumina and aluminum projects.

*

On June 29, 2007, the proposed merger of Baotou Aluminum with the Company by way of share exchange was approved by the Board of Directors of the Company. The merger of Baotou Aluminum with the Company will take place by way of share exchange ratio of 1:1.48, which means one share of Baotou Aluminum will be exchanged for 1.48 A shares of the Company. A cash alternative will be offered to the shareholders of Baotou Aluminum in the proposed merger, pursuant to which the shareholders of Baotou Aluminum, who do not wish to exchange shares, will be entitled to apply for the exercise of a cash alternative at the price of RMB21.67 for every share of Baotou Aluminum held by them. On July 20, 2007, after obtaining the approval by the Board of Directors, the Company entered into the merger agreement. The implementation of the merger proposal is subject to the approval by the shareholders at a special general meeting and the approval by other relevant regulatory authorities.

4.

The Group focused on the development of measures for reuse and recycling of materials, energy and other resources and managed to be a resource-efficient enterprise for energy saving and consumption reduction. In addition to the commencement of a number of energy-saving, water-saving and comprehensive resource utilization projects, the Group also took steps to reduce consumption in its existing production lines. As a result, the Company has saved energy equivalent to 390,000 tonnes of standard coal.

5.	The Group's strategic implementation of resource allocation while focusing on resource acquisition.

The Group has expedited its domestic mine construction and has enhanced the mine safety through its comprehensive utilization of resources. In the first half of 2007, the Group's acquisition and control of 6 bauxite mining rights have led to an increase in its resource reserve by 45 million tonnes.

In the overseas, the Group speeded up its overseas exploration.

*

On March 23, 2007, the Group and the Queensland Government, Australia, entered into the Aurukun project development agreement, marking the debut of the overseas development strategy of the Group. In the following May, the Group and the aborigines entered into a land leasing agreement, as such, all the legal documents of Aurukun project have been completed, whereby the Group will apply to Queensland Government for the mining rights development licence. It is expected that the preparation of the feasibility study on the project will commence from the 3rd quarter of the year.

*	Currently, the projects in Vietnam and Guinea are in progress.

6.

The Group has proactively and effectively carried out various work relating to product positioning, technological research, market guidance and industrialization implementation. Technology planning projects mainly focus on research and innovation on key special technologies, such as improvements in efficiency and strength of electric current, energy saving and consumption reduction and the Company has achieved phasal results in technological innovation and research of smelting pot life and the application of matured technologies. The Group's awareness of intellectual property protection has also been enhanced. The number of patent applications has continuously increased. In the first half of 2007, the Group obtained a total of 44 patents authorizations. The Group strengthens its technology cooperation with domestic and international scientific research institutions and continues to push forward the setting up of its technological innovation system. During the period, the Group and 14 scientific research institutions jointly set up "The Joint Entity on the Research and Development and Technological Innovation of China Non-ferrous Metal Production", thereby establishing the technological platform for China's non-ferrous metal technological cooperation and at same time, strengthening the Group's domestic and international cooperation and research.

7.	The Group continued to enhance its various management to further improve its enterprise competitiveness.

*

The Group continued to enhance its standardized quantitative management and proactively carried out analysis assessment for improvement in its management standards. Accordingly, the standardized quantitative management for production procedures have improved steadily.

*

The Group has fully implemented budget management, which strictly complied with the new accounting standards and further strengthened its risk control, legal compliance, production and operations supervision.

*

The Group further enhanced its standards in safety and environmental protection. The Group has effectively carried out special investigations into treatment of accidents and hidden risks and assessed its safety management with reference to the international advanced safety management experience. A series of plans relating to emergency proposals on safety, environment and equipment have been formulated and improved. The Group's healthy and safety environment management system has operated smoothly and the new subsidiaries of the Group have also speeded up their establishment of the HSE management systems and the trial operation phase will commence soon.

8.

The Section 404 compliance audit of the Group has been successfully completed, and the defects in the internal control system have been rectified. The Group continued to advance its ERP system, facilitating financial and operation information sharing and integrated managements. All of the pioneer units on integrated information platform and digital filing projects have commenced trial operations, ushering the Company into a new stage for modern management.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATION

Overview

The Group is engaged principally in alumina refining and primary aluminum smelting. The Group organizes and manages its operations according to the following business segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals (including alumina hydrate and alumina chemical products), and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, production and selling of almost all primary aluminum to external customers. In addition, this segment includes production and sales of carbon products and small amount of aluminum-fabricated products.

*

Corporate and other services segment, which include the headquarters' operations, research conducted by the Group's research institutes, provision of the Group's research and development services to third parties.

RESULTS OF OPERATIONS

The Group's net profit amounted to RMB6,397 million in the first half of 2007, representing a decrease of RMB347 million or 5.15% from RMB6,744 million for the first half of 2006. On April 24, 2007, the Group completed the merger by absorption of Lanzhou Aluminum and Shandong Aluminum by way of share exchange. A total of 1.237 billion A Shares was issued and the total share capital reached 12.887 billion shares, thereby diluting the earnings per share to a certain extent.

Sales

The Group's turnover increased from RMB27,797 million in the first half of 2006 to RMB36,528 million in the first half of 2007, representing an increase of RMB8,731 million or 31.4%. The increase was primarily due to the increase in external sales volume of alumina and primary aluminum.

In the first half of 2007, the Group's external sales volume of primary aluminum reached 1,290,500 tonnes (including a trading volume of 640,000 tonnes), representing an increase of 607,400 tonnes or 89% from 683,100 tonnes (including a trading volume of 301,800 tonnes) in the first half of 2006. The increase was primarily attributable to the increase of 221,900 tonnes for sales volume of primary aluminum upon the acquisition and establishment of Zunyi Aluminum and other subsidiaries in the second half of 2006 and merger of Lanzhou Aluminum by the Company, the increase of 101,200 tonnes in sales volume due to the commencement of operation of Shanxi-Huasheng at the end of 2006, and the increase of approximately 284,300 tonnes in sales volume due to the efficiency-based increase of output through technological renovation of production lines and increased trade sales. The increased sales volume of primary aluminum led to an increase of RMB10,678 million in revenue.

The external sales volume of alumina increased from 3,302,400 (including a trading volume of 389,000 tonnes) tonnes in the first half of 2006 to 3,615,700 tonnes (including a trading volume of 862,600 tonnes) in the first half of 2007, representing an increase of 313,300 tonnes or 9.5%. The increase was primarily attributable to the increased trade volume of the Group's products and the external sales volume of alumina partly offset by its increased internal sales volume due to the acquisition and establishment of Zunyi Aluminum and other subsidiaries in the second half of 2006. The increased external sales volume of alumina led to an increase of RMB1,241 million in revenue.

Due to the influence of selling price of primary aluminum, the Group's external selling price of primary aluminum decreased by RMB460 per tonne or 2.6% from RMB17,582 per tonne (VAT excluded, similarly hereinafter) in the first half of 2006 to RMB17,122 per tonne in the first half of 2007. The decrease in selling price led to a decrease of RMB594 million in revenue.

In the first half of 2007, the Group's external selling price of alumina reached RMB2,956 per tonne, representing a decrease of RMB1,005 per tonne or 25.4% from RMB3,961 per tonne in the first half of 2006. The decrease of selling price led to a decrease of RMB3,634 million in revenue.

Revenue of the Group's alumina chemicals and other products increased by approximately RMB1,040 million in the first half of 2007 as compared to the corresponding period of 2006.

Cost of Sales

The Group's total cost of sales increased by RMB9,336 million or 56% from RMB16,672 million in the first half of 2006 to RMB26,008 million in the first half of 2007. The total cost of sales increased due to the growth in external sales volume and the increased unit cost of sales of alumina and primary aluminum .

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB72 million or 17.6% from RMB410 million in the first half of 2006 to RMB482 million in the first half of 2007, which was primarily attributable to the increase in transporting, loading and packing fees due to the growth in sales volume of primary aluminum, as offset by a reduction of selling and distribution expenses through rational adjustment of direction of product sales by the Group.

General and Administrative Expenses

The Group's general and administrative expenses increased by RMB29 million or 2.9% from RMB1,007 million in the first half of 2006 to RMB1,036 million in the first half of 2007, of which, the general and administrative expenses increased by RMB69 million due to merging of new subsidiaries. Excluding this impact, the Group's general and administrative expenses represented a slight decrease from last year.

Research and Development Cost

The Group's research and development expenses reached RMB41 million in the first half of 2007, holding the line of RMB41 million for the first half of 2006.

Other Gains, Net

The Group's other net gains in the first half of 2007 was RMB152 million, a decrease of RMB34 million from RMB186 million in the first half of 2006. The decrease of other net gains was attributable to the fact that Chalco Trading, a subsidiary of the Company, hedged some of the primary aluminum products in the futures market, resulting in a decrease in gains from the same period of last year.

Operating Profit

As a result of the foregoing, the Group's operating profit decreased by RMB742 million from RMB9,854 million in the first half of 2006 to RMB9,112 million in the first half of 2007, representing a decrease of 7.5%. The Group's operating profit as a percentage of sales was 25% in the first half of 2007, down 10% from 35% in the first half of 2006.

Finance Costs

The Group's finance cost increased by RMB88 million or 27.3% from RMB322 million in the first half of 2006 to RMB410 million in the first half of 2007. The increase was mainly attributable to the increase of RMB96 million in interest expense of bank loans, partially offset by exchange gains in the first half of 2007 due to the change in foreign exchange rate.

Income Taxes

The Group's income tax expenses decreased by RMB868 million or 33.9% from RMB2,563 million in the first half of 2006 to RMB1,695 million in the first half of 2007. Of the reduction in income taxes, RMB236 million was due to a year-on-year decrease in the Group's profit; a year-on-year increase of RMB410 million was due to the preferential policies on reduction and exemption of enterprise income tax for acquisition of domestic manufactured equipment obtained by the Group's subsidiaries Shanxi-Huasheng and Lanzhou Aluminum; and approximately RMB222 million was due to the change in deferred tax.

In the first half of 2007, the Group's average tax rate was 19.15%, which was lower than the average tax rate of 26.80% in the corresponding period of last year, also lower than the statutory tax rate of 33%. This is mainly attributable to an exemption of enterprise income tax for acquisition of domestic manufactured equipment in the preferential policies and consolidation of Zunyi Aluminum in the Group and Lanzhou Aluminum, both of which are located in the western region of the PRC.

Minority Interest

Minority interests increased from RMB258 million in the first half of 2006 to RMB760 million in the first half of 2007, representing an increase of RMB502 million. This is mainly due to the increase of minority interest after the acquisition of subsidiaries.

Profit for the Period

As a result of the foregoing, the Group's profit for the period decreased by RMB347 million or 5.15% to RMB6,397 million from RMB6,744 million for the first half of 2006. The Group's profit increased by RMB1,396 million or 28% from RMB5,001 million in the second half of 2006, despite a year-on-year decrease. Through its effective efforts, the Group expanded the production capacity of aluminum by way of merger and acquisition, offsetting the risk of price drop and laying a more solid ground for operation results.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Sales of Goods

The total sales in the alumina segment of the Group was RMB17,867 million in the first half year of 2007, decreased by RMB1,774 million or 9.0% from RMB19,641 million in the first half of 2006. The decrease was mainly attributable to the decreased unit selling price of alumina products from the same period of last year.

The external sales revenue in the alumina segment amounted to RMB11,774 million in the first half year of 2007, decreased by RMB2,846 million or 19.5% from RMB14,620 million in the first half of 2006. The decrease was mainly attributable to the decreased selling price, partially offset by the increased sales volume from trading.

Revenues from the sales of alumina to the Group's production plant of primary aluminum increased by RMB1,073 million from RMB5,021 million in the first half year of 2006 to RMB6,094 million in the first half of 2007, primarily due to the increased total demand of alumina for production arising from the increased output of the Group's primary aluminum as a result of newly merged entities of primary aluminum, partially offset by the decrease in selling price.

Cost of Goods Sold

The total cost of goods sold in the alumina segment of the Group increased by RMB2,096 million or 20.41% from RMB10,271 million in the first half year of 2006 to RMB12,367 million in the first half of 2007. The increase was mainly attributable to the increased sales volume of alumina from trading, and the higher prices of raw materials and fuel which were partially offset by a reduction in consumption, due to the improved consumption indicators by the Group's technological renovation and strengthened management.

Operating Profit

As a result of the foregoing, the Group's total operating profit of alumina segment decreased by RMB3,754 million or 43.5% from RMB8,636 million in the first half year of 2006 to RMB4,882 million in the first half of 2007. The operating profit of the Group's alumina segment as a percentage of product sales for the first half of 2007 was 27%, down 17% from 44% for the first half of 2006.

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB11,131 million or 88.7% from RMB12,551 million in the first half year of 2006 to RMB23,682 million in first half of 2007, primarily due to the increased sales volume of aluminum as a result of the acquisitions of smelters in the second half year of 2006 and the output expansion of the existing smelters due to technological renovation.

Cost of Goods Sold

The total cost of goods sold in the primary aluminum segment of the Group increased by RMB7,988 million from RMB10,713 million in the first half year of 2006 to RMB18,701 million in the second half of 2007. The increase was mainly attributable to the increased sales volume of primary aluminum products, partially offset by the year-on-year decrease in unit selling cost of primary aluminum thanks to improved consumption indicators by the Group's technological renovation.

Operating Profit

The Group's operating profit from the primary aluminum segment increased by RMB2,966 million from RMB1,566 million in the first half hear of 2006 to RMB4,532 million in second half of 2007. The operating profit of the primary aluminum segment as a percentage of product sales for the first half of 2007 was 19.1%, up 6.6% over 12.5% for the first half of 2006.

Corporate and Other Services Segment

The Group's corporate and other services segment reflected the expenses of the Group's corporate segment and research and development services of the Group's research institute to external customers. This segment recorded a loss of RMB34.97 million for the first half of 2007, basically holding the line of the operating loss at RMB34.46 million for the first half year of 2006.

Working Capital and Liabilities

As of June 30, 2007, the Group's current assets amounted to RMB31,593 million, representing an increase of RMB5,865 million as compared with RMB25,728 million at the end of 2006.

*	As of June 30, 2007, the Group's bank balances and cash amounted to RMB16,397 million, representing an increase of RMB3,594 million as compared with RMB12,803 million at the end of 2006.

*

As of June 30, 2007, the Group's inventories amounted to RMB10,666 million, an increase by RMB1,630 million from RMB9,036 million at the end of 2006. The turnover days of the Group in the first half year of 2007 shortened by 14 days to 69 days from 83 days in the same period of 2006, primarily due to the effective management on inventory driven by the Group's adoption of ERP management system and centralized management on material procurement and stocks.

*

As of June 30, 2007, the Group's net accounts receivable amounted to RMB2,741 million, representing an increase of RMB715 million as compared with RMB2,026 million at the end of 2006. Of the accounts receivable, notes receivable and trade receivables increased by RMB559 million and RMB156 million from RMB1,570 million and RMB456 million at the end of 2006 to RMB2,129 million and RMB612 million respectively. The turnover days of the Group's trade receivables were 5 days, holding the line of 5 days for the first half year of 2006.

As of June 30, 2007, the Group's current liabilities amounted to RMB19,539 million, decreased by RMB2,022 million from RMB21,561 million at the end of 2006. Of the current liabilities, the loans decreased by RMB204 million to RMB4,909 million from RMB5,113 million at the end of 2006; the accounts payable decreased by RMB148 million; the income tax payable decreased by RMB649 million and other current liabilities decreased by RMB991 million.

*	The Group redeemed RMB3,000 million short-term bonds in May 2007 and issued short-term bonds in the principal amount of RMB3,000 million at par in June 2007 for working capital purposes.

As a result of the foregoing, the Group's net current assets amounted to RMB12,054 million as of June 30, 2007, representing an increase of RMB7,887 million from RMB4,167 million at the end of 2006.

As of June 30, 2007, the Group's current ratio was 1.62, representing an increase of 0.43 from 1.19 at the end of 2006. The quick ratio of the Group was 1.07, representing an increase of 0.3 from 0.77 at the end of 2006.

Long-term Liabilities

As of June 30, 2007, the Group's long-term liabilities amounted to RMB13,597 million, representing an increase of RMB4,919 million from RMB8,678 million as at the end of 2006. Of which, long-term borrowings increased by RMB2,825 million to RMB11,306 million from RMB8,481 million as at the end of 2006; and bonds payable amounted to RMB1,983 million, mainly a result of the corporate bonds in the principal amount of RMB2,000 million issued at par in June 2007 by the Company, as approved by the National Development and Reform Commission of the PRC, to finance the alumina and electrolyte aluminum projects.

Capital Expenditure, Capital Commitments, and Investments Undertakings

As of June 30, 2007, the Group completed project in progress fixed asset investments amounting to RMB7,320 million, which mainly consisted of the investment in Phase III of Guangxi alumina project, Guizhou alumina project for expansion and environment treatment, Chongqing alumina project and the self-contained power plant in Henan.

As of June 30, 2007, the Group's capital commitment of fixed assets investments amounted to RMB22,656 million, of which those contracted but not provided for amounted to RMB6,990 million and those authorized but not contracted amounted to RMB15,665 million. The Group's external investment commitment amounted to RMB678 million, mainly attributable to Zunyi alumina project by joint ventures and Guangxi Huayin alumina project. The Group's investment in construction and renovation as well as external investment and acquisition improved the Group's capacity and output of alumina and primary aluminum.

Mergers of Enterprises and acquisition of minority

On April 24, 2007, the Company issued 631.93 million A shares and completed share exchange of Lanzhou Aluminum with the Company. The transaction was based on a consideration of RMB6.6 per share, totaling RMB 4,171 million for its assets with fair value at RMB2,400 million. As a result of the share exchange merger of Lanzhou Aluminum, the Company recorded an increase of RMB632 million in share capital and an increase of RMB3,539 million in capital reserve, and recognized RMB1,771 million of goodwill.

On April 24, 2007, the Company issued 604.80 million A shares and completed the share exchange of Shandong Aluminum with the Company. The transaction was based on a consideration of RMB6.6 per share, totaling RMB3,992 million. As a result of the share exchange and merger of Shandong Aluminum, the Company recorded an increase of RMB605 million in share capital and an increase of RMB626 million in capital reserve.

The Group's capital expenditure and external investment are mainly financed by operating activities, short-term and long-term debts and additional placement. In light of the Group's creditability and various domestic and overseas financing methods, the Group believes that there will be no difficulty in financing capital investments and external acquisitions.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of June 30, 2007 amounted to RMB14,746 million, including foreign currency deposits of HK$23.33 million (RMB equivalents), US$61.85 million (RMB equivalents), EUD6.55 million (RMB equivalents) and AUD106.01 million (RMB equivalents).

Cash Flow from Operating Activities

Cash from operating activities decreased by RMB416 million or 6.5% from RMB6,442 million of the first half of 2006 to RMB6,026 million for the first half of 2007. The decrease was primarily due to a slight decrease in the Group's profit.

Cash Flows from Investing Activities

Net cash outflow from investing activities increased by RMB164 million or 7.4% from RMB2,223 million of the first half of 2006 to RMB2,387 million of the first half of 2007. The increase is mainly attributable to the increase in the Group's capital expenditures.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB1,305 million in the first half of 2007, increasing by RMB990 million from RMB315 million for the corresponding period of 2006. This was mainly due to the Group's issuance of long-term bonds with net proceeds of RMB1,978 million, additional bank loans of RMB2,521 million, repayments of loans in the amount of RMB3,069 million, and dividend payments of RMB115 million.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact the ability of the Group to carry out operations relating to foreign exchange and will also impact the ability of the Group to pay dividends in HK dollars and to pay dividends of American Depository Shares in US dollars. The Company believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

As the domestic spot price of alumina is determined by reference to the price of imported alumina, Renminbi appreciation has imposed certain impact on the spot price of alumina in the PRC.

However, Renminbi appreciation will not have a significant impact on the operation of the Group. The main reasons are that the supply of raw materials and products sale of the Group are conducted in the PRC, and its export of primary aluminum and loans in foreign currency is minimal. From the perspective on cost competitiveness of products, Renminbi appreciation will reduce the Group's competitiveness in international markets and raise the competitiveness of imported alumina.

INVESTMENT OF THE COMPANY

1.	The investment projects funded by fund raising proceeds

In May 2006, the Group successfully placed 600 million new H shares of the Company for net proceeds of approximately RMB4.39 billion. As of June 30, 2007, the proceeds used by the Group amounted to approximately RMB4.39 billion of which RMB390 million was used during the reporting period.

During the reporting period, the investment projects funded by the raised proceeds of the Company are as follows:

i)	RMB200 million provided for the capital of Zunyi alumina project;

ii)	RMB190 million provided for the fund used for general expenses of the Company.

2.	Investment projects Not funded by Fund Raising proceeds

1)

Phase III of Guangxi alumina project. The total investment of the project was RMB4.56 billion. By the end of June 2007, the Company completed investment of RMB1.043 billion. The project is expected to be completed and put into production by July 2008, with an annual alumina production capacity of 880,000 tonnes.

2)

Chongqing alumina project. Investment for construction of the project was RMB4.567 billion. By the end of June 2007, the Company completed investment of RMB312 million. The project is expected to be completed by June 2009, with an annual alumina production capacity of 800,000 tonnes.

3)

Zunyi alumina project. Investment for construction of the project was RMB4.187 billion. By the end of June 2007, the Company completed investment of RMB182 million. The project is expected to be completed by June 2009, with an annual alumina production capacity of 800,000 tonnes.

4)

Lanzhou large scale project for improvement of pre-baked aluminum smelting pot technology. The total investment of the project was RMB3.82 billion. By the end of June 2007, the Company completed investment of RMB2.173 billion. The project is expected to be completed by the end of 2007, with an annual aluminum production capacity of 268,000 tonnes.

5)

Lanzhou self-contained power plant. The total investment of the project was RMB4.42 billion. By the end of June 2007, the Company completed investment of RMB1.371 billion. The project is expected that the construction will enter into closing stage by 2008.

6)

Qingdao branch 100,000 tonnes recycled aluminum alloy project. With RMB466 million being expected to invest in construction of the project, the Company completed investment of RMB103 million by the end of June 2007. The project is expected that the project will put into partial production by October 2007.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. Upon expiration of the term of office, the term will be renewable upon re-election. Following the termination of the second session of Board of Directors and Supervisory Committee, members of the third session of Board of Directors and Supervisory Committee were elected at the 2006 Annual General Meeting held on May 18, 2007, including three new directors: Liu Xiangmin, Helmut Wieser and Zhang Zhuoyuan and six directors with renewable term. Zhang Chengzhong, Joseph C. Muscari and Wang Dianzuo, being members of the second session of Board of Directors, resigned from their office as directors of the Company. All supervisors of the third session of Supervisory Committee are members of the second session of Supervisory Committee.

Members of the third session of Board of Directors and Supervisory Committee are:

Executive Directors:	Xiao Yaqing, Luo Jianchuan,
Chen Jihua and Liu Xiangmin
Non-executive Directors:	Shi Chungui and Helmut Wieser
Independent Non-executive Directors:	Poon Yiu Kin, Kang Yi and Zhang Zhuoyuan
Supervisors:	Ao Hong, Yuan Li and Zhang Zhankui

At the first meeting of the third session of Board held on May 18, 2007, Mr. Luo Jianchuan was appointed as the President of the Company, Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Ding Haiyan and Mr. Jiang Yinggang were appointed as Vice Presidents of the Company, and Mr. Chen Jihua was appointed as the Chief Financial Officer of the Company. Mr. Zhang Chengzhong ceased to serve as Vice President of the Company.

During the reporting period, no change occurs to the shareholding of Directors, Supervisors, and Senior Management.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 89,870 employees (including those of subsidiaries) as of June 30, 2007. The remuneration package of the employees includes salaries, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, pension and other miscellaneous items. In accordance with the applicable PRC regulations, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equals to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution as a percentage of the employees' salary varies around 20% of employees' benefits from plant to plant, depending the locations of the plant and the average ages of the employees. The Group did not directly pay any retirement benefits to its employees by the end of June 30, 2007.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

Share Capital Structure

As of June 30, 2007, the share capital structure of the Company was as follows:

As of June 30, 2007
		Percentage to
	No. of shares	total issued
	issued	shares
	(in million)	(%)

Holders of A Shares	8,942.64	69.40
Aluminum Corporation of China*	5,214.41	40.46
China Cinda Asset Management Corporation*	900.56	6.99
China Construction Bank Corporation*	709.77	5.51
China Development Bank*	554.94	4.31
Guangxi Investment (Group) Co., Ltd.*	196.80	1.53
Guizhou Provincial Materials Development and Investment Corporation*	129.43	1.00
Lanzhou Aluminum Factory*	79.47	0.62
Lanzhou Economic Information Consultation Co., Ltd.*	9.18	0.07
Public holders of A Shares	1,148.08	8.91

Holders of H Shares	3,943.97	30.60
Alcoa International (Asia) Limited	884.21	6.86
Other public holders of H Shares	3,059.76	23.74

Total	12,886.61	100.00

* subject to lock-up

Substantial Shareholders

So far as the Directors are aware, as of June 30, 2007, the persons other than Directors, Chief Executives or Supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, Chief Executives and the Supervisors):

					Percentage in	Percentage
					the relevant	in total
Name of substantial	Class of	Number of			class of	share
shareholders	shares	shares held		Capacity	share capital	capital

Aluminum Corporation of China(1)	A Shares	5,293,879,677	(L)	Beneficial owner	59.20%	41.08%
				and interest of
				controlled
				corporation
China Cinda Asset
Management Corporation	A Shares	900,559,074	(L)	Beneficial owner	10.07%	6.99%
China Construction
Bank Corporation	A Shares	709,773,136	(L)	Beneficial owner	7.94%	5.51%
Alcoa Inc.(2)	H Shares	884,207,808	(L)	Interests of	22.42%	6.86%
				corporation
				controlled by
				Alcoa Inc.
Templeton Asset
Management Limited	H Shares	710,267,000	(L)	Investment manager	18.01%	5.51%
JP Morgan Chase & Co.(3)	H Shares	300,770,010		Interests of	7.63%	2.33%
				corporation
				controlled by
				JP Morgan
				Chase & Co.

Notes:

(L)	Denotes long position.

(1)	The interest in shares of Aluminum Corporation of China includes 79,472,482 A Shares held by Lanzhou Aluminum Factory, a wholly-owned subsidiary of Aluminum Corporation of China.

(2)	The interest in shares of Alcoa Inc. is held through Alcoa International (Asia) Limited.

(3)	The interest in shares of JP Morgan Chase & Co. includes 194,301,810 H shares as long position and 106,468,200 H shares as lending pool.

CHANGES IN SHAREHOLDING

			Percentage			Percentage
			of total	Changes (+/-)		of total
			issued shares	Issuance		issued shares
		Number of	before	of new	Number of	after
		shares held	the change	shares	shares held	the change

I.	Shares subject to trading moratorium
1.	State-owned shares	6,866,707,049	58.94		6,866,707,049	53.29
2.	State-owned legal person shares	839,203,136	7.20	+88,654,382	927,857,518	7.20
3.	Other domestic shares
Including:	Domestic legal person shares
Domestic public shares
4.	Foreign shares
Including:	Overseas legal person shares
Overseas public shares
	Total shares subject to trading moratorium	7,705,910,185	66.14	7,794,564,567	60.49
II.	Shares not subject to trading moratorium
1.	Renminbi ordinary shares	0	0	+1,148,077,357	1,148,077,357	8.91
2.	Foreign shares listed domestically
3.	Foreign shares listed overseas	3,943,965,968	33.86		3,943,965,968	30.60
4.	Others
	Total shares not subject to trading moratorium	3,943,965,968	33.86		5,092,043,325	39.51
III.	Total shares	11,649,876,153	100	12,886,607,892	100

APPROVAL OF CHANGES IN SHAREHOLDING

As approved by the Special General Meeting of the Company held on February 27, 2007 and certified and authorized by China Securities Regulatory Commission and State-owned Assets Supervision and Administration Commission of the State Council, the Company issued 1.237 billion A shares and completed the share exchange with Shandong Aluminum and Lanzhou Aluminum on April 24, 2007. After vetting and approval by the Shanghai Stock Exchange, the A shares of the Company were listed on the Shanghai Stock Exchange on April 30, 2007. On April 24, 2007, China Orient Asset Management Corporation transferred approximately 602 million state-owned shares held by it in the Company to Aluminum Corporation of China.

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Total number of shareholders	271,331 (Including 271,169 holders of A shares
at the end of the	and 162 holders of H shares
reporting period	(registered shareholders))

PARTICULARS OF TOP TEN SHAREHOLDERS

			Increase/	Number of
		Percentage		Decrease	Shares	Number
		of total	Number	in the	subject to	of shares
Name of	Nature	issued	of shares	reporting	trading	pledged
shareholder	of shares	shares (%)	held	period	moratorium	or frozen

Aluminum Corporation	State-owned	40.46%	5,214,407,195*	Increased by	5,214,407,195*	Nil
of China	share			602,246,135
HKSCC	H share	23.71%	3,055,905,959	Increased by	Nil	Nil
			4,240,000
China Cinda Asset	State-owned	6.99%	900,559,074	Nil	900,559,074	Nil
Management	share
Corporation
Alcoa International	H share	6.86%	884,207,808	Nil	N.A	N.A
(Asia) Limited
Templeton Asset	H share	5.51%	710,267,000	N.A	N.A	N.A
Management Limited
China Construction	State-owned	5.51%	709,773,136	Nil	709,773,136	Nil
Bank Corporation	legal person
	share
China Development	State-owned	4.31%	554,940,780	Nil	554,940,780	Nil
Bank	share
JP Morgan Chase & Co (2)	H share	2.33%	300,770,010	N.A	N.A	N.A
Guangxi Investment	State-owned	1.53%	196,800,000	Nil	196,800,000	Nil
(Group) Co., Ltd.	Share
Guizhou Provincial	State-owned	1.00%	129,430,000	Nil	129,430,000	Nil
Materials Development	legal person
and Investment	share
Corporation

*	This figure does not include 79,472,482 A Shares held by Lanzhon Aluminum Factory, a wholly-owned subsidiary of Aluminum Corporation of China.

Particulars of top 10 holders of shares not subject to trading moratorium

Unit: Share

Name of shareholder	Number of shares held	Class of shares
	(not subject to moratorium)

HKSCC	3,055,905,959	H share
Alcoa International (Asia) Limited	884,207,808	H share
Templeton Asset Management	710,267,000	H share
J P Morgan Chase & Co	300,770,010	H share
National Council for Social Security Funds	16,000,000	A share
Fortune SGAM Advanced Growth Fund	8,800,000	A share
China International Pioneer Growth Fund	7,378,137	A share
Shanxi Aluminum Plant	7,140,254	A share
BOSHI FTSE/XINHUA A200 FUND	7,096,741	A share
Harvest Shanghai and
Shenzhen 300 Index Fund	6,778,681	A share

DIRECTORS', CHIEF EXECUTIVE'S, AND SUPERVISORS' INTERESTS IN SHARES OF THE COMPANY

During the six months ended June 30, 2007, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Stock Exchange of Hong Kong Limited ("SEHK") pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. During the six months ended June 30, 2007, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased or sold any of its shares for the six months ended June 30, 2007.

CHARGE ON GROUP ASSETS

As of June 30, 2007, long-term bank loans of RMB1,227,400,000 and short-term bank loan of RMB564,000,000 were mainly secured by aluminum production line of Shanxi Huasheng, property, plant and equipment of Zunyi Aluminum and the land use rights of Fushun Aluminum.

OUTLOOK AND PROSPECTS

The macro economic environment in the second half of 2007 is favorable to the Company. The world economy will maintain its growth momentum while increasing international mergers and acquisitions and technology innovation will bring opportunities for development to the Company. With steady and rapid development of the Chinese national economy, the consumption of the non-ferrous metal products will be boosted, thus bringing a wide spectrum of development to the Company. However, the Group continues to face challenges both in production and operation including increasing pressure on the Company's cost control due to rising energy prices (coal, electricity and oil), and to effectively implement its marketing strategies as a result of increasing competition in the domestic non-ferrous metal market, as well as to meet the new demand to enhance resource exploration and to increase resource reserve by reason of intensified competitions for resources. The Group will capitalize on and analyze all of its internal and external conditions, with people oriented concept, boost development of the Company, cut down cost and improve efficiency to meet the targets for 2007. In the second half of 2007, the Group will focus on the following aspects:

1.

Attaching great importance to the resource protection and exploration. Based on the domestic supply, the Group eyes on the global resources with a view to establishing new resource allocation mechanism and measures. The Group will continue to strengthen bauxite exploration and resource acquisition in the key provinces and areas with bauxite resources. By focusing efforts and accepting responsibilities, the Group is set to speed up the construction of the symbolic mines and enlarge the resource reserve to lay a solid foundation for development of the Company.

2.	Adjusting and improving reasonably the Group's production structure and continuing to rationalize and optimize product variety and scale in the aluminum industry chain.

-	Speed up the merger of Baotou Aluminum by way of share exchange;

-	Initiate the integration of primary aluminum business of the Liancheng Aluminum and merger with the Company at an appropriate time.

-	Merge some of the aluminum processing enterprises under Aluminum Corporation of China with the Company at an appropriate time.

3.

Further enforcing the marketing strategy according to the market changes, and continuing to focus on the building of the long-term marketing mechanism for the main products. Further discussing the channels and measures for long-term cooperation with the customers. Adopting flexible marketing strategies to ensure the balance between production and sales.

4.

Further leveraging the centralized procurement platform of the Company and strengthening the integrated management of the supply. Speeding up the strategic cooperation process in the supply field with large-scale domestic companies; enhancing the research on the production technology and implementing the economic mix ratio and the replacement of raw and supplemental materials during the production.

5.

Continuing to strengthen the development of technological innovation system and innovation ability, enhancing the Company's core competitiveness and putting more efforts in technology innovation to foster proprietary technologies and core technologies of the Group. The Group will select technology-linked and industry-driven products or projects for a breakthrough in key fields to boost industrial development.

6.	Adopting the standard of international advanced enterprises and improving the Company's management.

-

The Company will fully implement its management concept and improve the staff appraisal mechanism from the micro-level. Meanwhile, emphasis will be placed on the cooperation and coordination between the Head Office and the subsidiaries in respect of production, investment and marketing. By further refining and applying quantitative foundation management, the Company aims to consolidate and optimize the development achievements of the Company.

-

The Company will apply standardized quantitative management to the management of safe production, project construction, cost calculation and marketing, aiming to build-up the Company's brand name in standardized quantitative management.

-

The Company will continue to improve the centralized and unified management and learn from the experience in promoting centralized management. Meanwhile, it plans to keep revising and improving the management regulations and measures as well as advancing centralized financial management.

-

The Company will strengthen its risk management through setting up regulations, auditing and supervision mechanism in order to enhance the implementation and control ability of the Company in project investment, production operation and property management and to effectively avoid risks.

-	The Company will strictly comply with the regulatory requirements in its three jurisdictions where the shares of the Company are listed, and keep enhancing its internal control mechanism.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors and Relevant Employees form the framework for the code of corporate governance practice of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement does not have a material adverse impact on the corporate governance of the Company.

With the exception of the deviation from the code provisions in the CG Code mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS AND SUPERVISORS

The Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Listing Rules. All Directors and Supervisors, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six-month period ended June 30, 2007. Specific employees who are likely to be in possession of unpublished price sensitive information of the Group are also subject to compliance with the Required Standards. The Directors are not aware of any incident of non-compliance by such employees during the six-month period ended June 30, 2007.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial statements of the Company, review the appointment of independent auditor, approve the auditing and provide relevant services as well as provide supervision over the internal financial reporting process and management policies of the Group. The Audit Committee of the Group consists of three independent non-executive Directors, namely Mr. Poon Yiu Kin, Mr. Kang Yi, and Mr. Zhang Zhuoyuan. The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial statements matters including the review of the unaudited condensed interim consolidated financial information for the six months ended June 30, 2007.

SIGNIFICANT EVENTS

1.	Corporate governance

The Company has in accordance with the requirements of the Company Law of the People's Republic of China, Securities Law of the People's Republic of China, relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules, seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission.

During the reporting period, pursuant to the Company Law of the PRC, Securities Law of the PRC, and the Notice on Strengthening the Corporate Governance Activities of Listed Company, the Company self-examined its corporate governance, and formulated and published the "Self-examination Report and Reform Plan Announcement" and at the same time, revised some of the rules with a view to further improving its corporate governance. For details, please refers to China Securities Journal dated on July 11, 2007.

2.	MATERIAL ASSETS TRANSACTIONS

Mergers by absorption

On April 24, 2007, the Company issued 631.93 million A shares and completed the merger of Lanzhou Aluminum by way of share exchange. The total consideration of the transaction was RMB4,171 million based on RMB6.6 per share and a fair asset value at RMB2,400 million. As a result of the share exchange and merger of Lanzhou Aluminum, the Company recorded an increase of RMB632 million in share capital, an increase of RMB3,539 million in capital reserve, and recognized RMB1,771 million of goodwill.

On April 24, 2007, the Company issued 604.80 million A shares and completed the merger of the subsidiary Shandong Aluminum by way of share exchange. The total consideration was RMB3,992 million based on RMB6.6 per share. As a result of the share exchange and merger of Shandong Aluminum, the Company recorded an increase of RMB605 million in share capital, an increase of RMB626 million in capital reserve.

3.	Distribution of final dividend for 2006

The final dividend distribution proposals for 2006 has been considered and approved at the SGM held on July 10, 2007. Based on total share capital of 12,886,607,892 shares as of April 30, 2007, the Company distributed cash dividend of RMB0.115 per share (tax inclusive) to all shareholders and the distribution had been completed before July 30, 2007.

4.	Material litigation and arbitration

As of June 30, 2007, Fushun Aluminum, a subsidiary of the Company, was sued for its joint and several liabilities in a lawsuit by a bank against a third party for repayments of loans amounting to RMB 1,177 million (December 31, 2006: RMB 971 million). Fushun Aluminum was acquired by the Company from the third party.

PUBLICATION OF DETAILED FINANCIAL AND RELEVANT INFORMATION ON THE WEB PAGE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An interim report of the Company containing all the financial and relevant information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be posted on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board Aluminum Corporation of China Limited* Xiao Yaqing Chairman and Chief Executive Officer

Beijing, PRC
August 20, 2007

As at the date of this notice, the board of directors of the Company comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); and Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary